Endeavour
SILVER
Endeavour

Condensed Consolidated Interim Financial Statements

PREPARED BY MANAGEMENT

Three Months Ended March 31, 2022 and 2021

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2022	2021

ASSETS

Current assets
Cash and cash equivalents		$151,014	$103,303
Other investments	4	13,891	11,200
Accounts and other receivable	5	13,382	14,462
Income tax receivable		171	177
Inventories	6	25,011	27,485
Prepaid expenses		5,542	5,135
Total current assets		209,011	161,762

Non-current deposits		597	599
Non-current income tax receivable		3,570	3,570
Non-current other investments	4	4,037	-
Non-current IVA receivable	5	5,545	4,256
Deferred income tax asset		-	936
Intangible assets		-	40
Right-of-use leased assets		665	664
Mineral properties, plant and equipment	8	131,906	122,197
Total assets		$355,331	$294,024

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$32,748	$31,991
Income taxes payable		2,901	4,228
Loans payable	9	4,805	4,128
Lease liabilities		204	207
Total current liabilities		40,658	40,554

Loans payable	9	7,484	6,366
Lease liabilities		810	794
Provision for reclamation and rehabilitation		7,554	7,397
Deferred income tax liability		6,792	1,506
Total liabilities		63,298	56,617

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 180,561,327 shares (Dec 31, 2021 - 170,537,307 shares)	Page 4	629,595	585,406
Contributed surplus	Page 4	5,106	6,331
Retained earnings (deficit)	Page 4	(342,668)	(354,330)
Total shareholders' equity		292,033	237,407
Total liabilities and shareholders' equity		$355,331	$294,024

Commitments and contingencies (Notes 8, 9)

Subsequent events (Notes 9,10(b,c)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OFCOMPREHENSIVE EARNINGS
(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2022	2021

Revenue	11	$57,740	$34,466

Cost of sales:
Direct production costs		26,721	18,728
Royalties		4,317	2,460
Share-based payments	10 (c)(d)	127	118
Depreciation, depletion and amortization		6,306	7,496
		37,471	28,802

Mine operating earnings		20,269	5,664

Expenses:
Exploration and evaluation	12	3,216	4,130
General and administrative	13	4,297	3,523
Care and maintenance costs		190	521
Impairment (reversal of impairment) of non-current assets, net	8	-	(16,791)

		7,703	(8,617)

Operating earnings		12,566	14,281

Finance costs		298	291

Other income (expense):
Foreign exchange		811	(694)
Investment and other		5,820	2,751
		6,631	2,057

Earnings before income taxes		18,899	16,047

Income tax expense:
Current income tax expense		1,015	671
Deferred income tax expense		6,222	3,127
		7,237	3,798

Net earnings and comprehensive earnings for the period		$11,662	$12,249

Basic earnings per share based on net earnings		$0.07	$0.08
Diluted earnings per share based on net earnings	10(f)	$0.07	$0.07

Basic weighted average number of shares outstanding		171,557,220	159,670,842
Diluted weighted average number of shares outstanding	10(f)	174,438,202	163,742,420

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited - prepared by management)

(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2020		157,924,708	517,711	9,662	(368,302)	159,071

Public equity offerings, net of issuance costs	10 (a)	4,955,243	29,335	-	-	29,335
Exercise of options	10 (b)	1,826,161	7,417	(3,619)	-	3,798
Share-based compensation	10 (b)(c)(d)	-	-	1,165	-	1,165
Earnings for the period		-	-	-	12,249	12,249
Balance at March 31, 2021		$164,706,112	$554,463	$7,208	$(356,053)	$205,618

Public equity offerings, net of issuance costs	10 (a)	5,105,155	29,054	-	-	29,054
Exercise of options	10 (b)	346,700	1,328	(407)	-	921
Share-based compensation	10 (b)(c)(d)	-	-	2,471	-	2,471
Expiry and forfeiture of options	10 (b)	-	-	(17)	17	-
Settlement of performance share units	10 (c)	379,340	561	(2,924)	-	(2,363)
Earnings for the year		-	-	-	1,706	1,706
Balance at December 31, 2021		$170,537,307	$585,406	$6,331	$(354,330)	$237,407

Public equity offerings, net of issuance costs	10 (a)	9,293,150	43,204	-	-	43,204
Exercise of options	10 (b)	66,700	179	(49)	-	130
Issued for performance share units	10 (c)	664,170	806	-	-	806
Share-based compensation	10 (b)(c)(d)	-	-	1,527	-	1,527
Expiry and forfeiture of options	10 (b)	-	-	-	-	-
Settlement of performance share units	10 (c)	-	-	(2,703)	-	(2,703)
Earnings for the period		-	-	-	11,662	11,662
Balance at March 31, 2022		180,561,327	$629,595	$5,106	$(342,668)	$292,033

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)

(expressed in thousands of US dollars)

		Three months ended
		March 31,	March 31,
	Notes	2022	2021

Operating activities
Net earnings for the period		$11,662	$12,249

Items not affecting cash:
Share-based compensation	10(b)(c)(d)	1,527	1,165
Depreciation, depletion and amortization	8	6,462	7,624
Impairment (reversal of impairment) of non-current assets, net	8	-	(16,791)
Deferred income tax expense (recovery)		6,222	3,127
Unrealized foreign exchange loss (gain)		(136)	90
Finance costs		298	291
Loss (gain) on asset disposal		(59)	34
Loss (gain) on other investments	4	(5,357)	(2,546)
Net changes in non-cash working capital	14	1,114	(9,166)
Cash from (used in) operating activities		21,733	(3,923)

Investing activities
Proceeds on disposal of property, plant and equipment		34	556
Mineral property, plant and equipment	8	(12,997)	(7,270)
Purchase of investments		(1,371)	(832)
Proceeds from disposal of marketable securities	4	-	4,383
Redemption of (investment in) non-current deposits		2	(20)
Cash used in investing activities		(14,332)	(3,183)

Financing activities
Repayment of loans payable	9	(1,083)	(969)
Repayment of lease liabilities		(52)	(42)
Interest paid	9	(177)	(193)
Public equity offerings	10(a)	46,001	30,100
Exercise of options	10(b)	130	3,798
Share issuance costs	10(a)	(2,797)	(602)
Performance share unit redemption		(1,897)	-
Cash from financing activities		40,125	32,092

Effect of exchange rate change on cash and cash equivalents		185	(80)

Increase in cash and cash equivalents		47,526	24,986
Cash and cash equivalents, beginning of the period		103,303	61,083
Cash and cash equivalents, end of the period		$151,014	$85,989

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and United States.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2021.

The Board of Directors approved the consolidated financial statements for issue on May 9, 2022.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V., Terronera Precious Metals S.A. de C.V, Endeavour USA Holdings and Endeavour USA Corp. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2021, except as described below.

The following new accounting standards has been adopted in the condensed consolidated financial statements:

On May 14, 2020, the International Accounting Standard Board (IASB) published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  As of March 31, 2022, these amendments did not affect our condensed consolidated interim financial statements as no amounts have been received from selling items produced while preparing assets for their intended use.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2021 and accordingly should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 2021.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4. OTHER INVESTMENTS

		March 31,	December 31,
	Note	2022	2021
Balance at beginning of the year		$11,200	$4,767
Acquisition of marketable securities, at cost		1,371	3,753
FMV of investments received on asset disposal		-	9,851
Disposals		-	(9,288)
Gain on marketable securities		5,357	2,117
Balance at end of the period		17,928	11,200
Less: Current portion		13,891	-
Non-Current marketable securities		$4,037	$11,200

The Company holds $16,754 in marketable securities that are classified as Level 1 and $1,174 in marketable securities that are classified as Level 3 in the fair value hierarchy and are classified as financial assets measured at FVTPL.  The fair values of Level 1 marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model.

During the three months ended March 31, 2022, the Company acquired 6,600,000 units of Max Resource Corp ("Max") through a private placement with each unit consisting of one common share and ½ share purchase warrant. At the same time, the Company has entered into a collaboration agreement with Max under which acquired shares and warrants of Max have certain transfer restrictions and cannot be liquidated before March 28, 2024. Accordingly, those shares and warrants have been classified as non-current.

5. ACCOUNTS AND OTHER RECEIVABLES

		March 31,	December 31,
	Note	2022	2021

Trade receivables (1)		$5,008	$4,751
IVA receivables (2)		7,849	8,863
Other receivables		523	847
Due from related parties	7	2	1
		$13,382	$14,462

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

These delays and denials have occurred within Compañia Minera del Cubo ("El Cubo") and Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,").  At March 31, 2022, El Cubo holds $308 and Guanaceví holds $7,522 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2021 $302 and $8,067 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

As at March 31, 2022, the total IVA receivable of $13,394 (December 31, 2021 - $13,119) has been allocated between the current portion of $7,849, which is included in accounts receivable, and a non-current portion of $5,545 (December 31, 2021 - $8,863 and $4,256 respectively).  The non-current portion is composed of El Cubo and Guanacevi of $170 and $1,476 respectively, which are currently under appeal and are unlikely to be received in the next 12 months.  The remaining $3,899 is IVA receivable for Terronera, which may not become recoverable until Terronera recognizes revenue for tax purposes.

6. INVENTORIES

	March 31,	December 31,
	2022	2021

Warehouse inventory	$8,990	$8,698
Stockpile inventory	1,698	2,335
Finished Goods inventory	13,489	15,550
Work in process inventory	834	902
	$25,011	$27,485

7. RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $6 for the three months ended March 31, 2022 (March 31, 2021 - $1). The Company has a $2 net receivable related to these costs as of March 31, 2022 (December 31, 2021 - $1).

The Company was charged $276 for legal services for the three months ended March 31, 2022 by a legal firm in which the Company's corporate secretary is a partner (March 31, 2021 - $141). The Company has $115 payable to the legal firm as at March 31, 2022 (December 31, 2021 - $5).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2020	$552,878	$106,445	$81,003	$13,314	$12,777	$766,417

Additions	40,261	2,838	15,435	1,623	2,113	62,270
Disposals	(81,740)	(11,098)	(9,298)	(1,492)	(2,845)	(106,473)

Balance at December 31, 2021	$511,399	$98,185	$87,140	$13,445	$12,045	$722,214

Additions	9,520	424	5,313	427	115	15,799
Disposals	-	-	(196)	-	(213)	(409)

Balance at March 31, 2022	$520,919	$98,609	$92,257	$13,872	$11,947	$737,604

Accumulated amortization and impairment

Balance at December 31, 2020	$510,335	$94,815	$53,122	$10,166	$10,024	$678,462

Amortization	15,614	3,393	4,947	352	1,202	25,508
Disposals	(81,180)	(10,000)	(8,624)	(1,324)	(2,825)	(103,953)

Balance at December 31, 2021	$444,769	$88,208	$49,445	$9,194	$8,401	$600,017

Amortization	3,897	602	1,294	82	138	6,013
Disposals	-	-	(144)	-	(188)	(332)

Balance at March 31, 2022	$448,666	$88,810	$50,595	$9,276	$8,351	$605,698

Net book value
At December 31, 2021	$66,630	$9,977	$37,695	$4,251	$3,644	$122,197
At March 31, 2022	$72,253	$9,799	$41,662	$4,596	$3,596	$131,906

Included in Mineral properties is $19,119 in acquisition costs for exploration properties and $13,611 for development properties (December 31, 2021 - $19,063 and $10,311 respectively).

As of March 31, 2022, the Company has $11,152 committed to capital equipment purchases.

(b) El Cubo, Mexico

On March 17, 2021, the Company signed a definitive agreement to sell its El Cubo mine and related assets to Guanajuato Silver Company Ltd. ("GSilver") (formerly known as VanGold Mining Corp. ("VanGold")) for $15.0 million in consideration composed of cash and share payments plus additional contingency payments. On April 9, 2021, GSilver purchased the El Cubo assets for the following consideration:

Per the terms of the agreement, GSilver agreed to pay $15.0 million for the El Cubo assets. The Company has received total gross consideration of $19.7 million as follows:

  $0.5 million cash down-payment
  $7.0 million cash on closing
  $9.8 million paid in shares with 21,331,058 shares of GSilver with fair value of CAN$0.58 per share on April 9, 2021. Total fair value of the shares at the time of agreement was $5.0 million priced at CAN$0.30
  $2.4 million paid by unsecured promissory note with face value $2.5 million (settled in November 2021).

GSilver has also agreed to pay the Company up to an additional $3.0 million in contingent payments, for which the Company has not recorded any consideration, based on the following events:

  $1.0 million upon GSilver producing 3.0 million silver equivalent ounces from the El Cubo mill

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

  $1.0 million if the price of gold closes at or above $2,000 dollars per ounce for 20 consecutive days within two years after closing
  $1.0 million if the price of gold closes at or above $2,200 dollars per ounce for 20 consecutive days prior to April 9, 2023.

During the period ended March 31, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were re-classified to current assets and liabilities as "assets held for sale" and "liabilities held for sale" . Immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million, were reversed resulting in a $16.8 million impairment reversal. The reclamation provision for the El Cubo mine of $4.6 million was transferred to GSilver upon acquisition of the related mining concessions. The Company has recognized a $5.8 million gain on the disposal of the El Cubo mine and related assets in the year ended December 31, 2021.

On November 16, 2021 the Company arranged for early payment of the $2.5 million promissory note. In consideration for the early payment, the Company has agreed to reduce the principal amount of the note by $25,000 and settle the Mexican value added tax payable on the purchase price for El Cubo represented by the note for 901,224 common shares of GSilver.

(c) Acquisition of the Pitarrilla Project

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. ("SSR") for total consideration of US$70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR proposes to sell it. Closing is subject to receipt of Mexican Federal Economic Competition Commission approval, which is pending at the date of the approval of the consolidated interim financial statements.

9. LOANS PAYABLE

	March 31,	December 31,
	2022	2021

Balance at the beginning of the year	$10,494	$9,672
Net proceeds from software and equipment financing	2,878	4,399
Finance cost	159	650
Repayments of principal	(1,083)	(3,563)
Repayments of finance costs	(159)	(611)
Effects of movements in exchange rates	-	(53)
Balance at the end of the period	$12,289	$10,494

Statements of Financial Position Presentation
Current loans payable	$4,805	$4,128
Non-Current loans payable	7,484	6,366
Total	$12,289	$10,494

The Company has current financing arrangements for equipment totaling $20,420, with terms ranging from 1 year to 4 years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 6.1%.

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at March 31, 2022 the Company was in compliance with these covenants.  As at March 31, 2022, the net book value of equipment includes $18,956 (December 31, 2021 - $16,090) of equipment pledged as security for the equipment financing.

Subsequent to March 31, 2022, the Company entered into financing arrangements for equipment, totalling $801. Term of the arrangement is 4 years. The agreements require monthly payments of principal and carries an interest rate of 4.9%.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

10. SHARE CAPITAL

(a) Public Offerings

In April 2020 the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150,000 of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period. The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market (ATM) distributions.

On October 1, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co. LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities Inc. and A.G.P./Alliance Global Partners (together, the "Agents").  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60,000 on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares sold under the ATM facility.

In the period from January 1, 2021 to July 20, 2021, when this ATM facility was completed, the Company issued 10,060,398 common shares under the ATM facility at an average price of $5.96 per share for gross proceeds of $59,998, less commission of $1,230 and recognized $379 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC. The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate gross proceeds of $46,001, less commission of $2,524 and recognized $273 of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.

(b) Stock Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and amended and re-ratified in 2021, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 5.0% of the issued and outstanding shares at any time. Prior to the 2021 amendment, the plan allowed for the granting of up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the period:

Expressed in Canadian dollars	Three months ended		Year ended
	March 31, 2022		December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of the year	3,848,200	$3.68	5,978,300	$3.29
Granted	736,986	$6.24	818,500	$6.90
Exercised	(66,700)	$2.47	(2,801,600)	$3.76
Expired and forfeited	-	$0.00	(147,000)	$4.29
Outstanding, end of the period	4,518,486	$4.12	3,848,200	$3.68

Options exercisable at the end of the period	3,612,896	$3.53	2,973,100	$3.40

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

During the three months ended March 31, 2022, the weighted-average share price at the date of exercise was CAN$5.33 (December 31, 2021 - CAN$7.51).

Subsequent to March 31, 2022, an additional 486,500 common shares were issued on the exercise of 486,500 options, with a weighted average exercise price of CAN$3.75 and a weighted average share price at the date of exercise of CAN$7.05.

The following table summarizes the information about stock options outstanding at March 31, 2022:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable
	Number Outstanding	Weighted Average Remaining	Weighted Average	Number Exercisable	Weighted Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	March 31, 2022	(Number of Years)	Price	March 31, 2022	Price

$2.00 - $2.99	1,507,600	2.9	$2.14	1,507,600	$2.14
$3.00 - $3.99	1,134,900	1.6	$3.45	1,132,900	$3.45
$4.00 - $4.99	358,500	0.1	$4.32	358,500	$4.32
$5.00 - $5.99	60,000	3.5	$5.60	48,000	$5.60
$6.00 - $6.99	1,457,486	4.5	$6.57	565,896	$6.74
	4,518,486	2.9	$4.12	3,612,896	$3.53

During the three months ended March 31, 2022, the Company recognized share-based compensation expense of $611 (March 31, 2021 - $750) based on the fair value of the vested portion of options granted in the current and prior periods.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three months ended
	March 31, 2022	March 31, 2021
Weighted-average fair value of options in CAN$	$3.17	$3.37
Risk-free interest rate	2.19%	0.66%
Expected dividend yield	0%	0%
Expected stock price volatility	67%	66%
Expected options life in years	3.80	3.85

(c) Share Units Plan

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021.  The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates any new PSUs and DSUs granted and are to be subject to share settlement, cash settlement or a combination of cash and share procedures at the discretion of the Board of Directors.

Performance Share Units

The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
	Number of units	Number of units

Outstanding, beginning of year	1,639,000	1,805,000
Granted	256,000	322,000
Cancelled	-	(100,000)
Settled for shares	(535,000)	(388,000)
Outstanding, end of period	1,360,000	1,639,000

There were 256,000 PSUs granted during the three months ended March 31, 2022 (March 31, 2021 - 322,000).  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. 806,000 PSUs vest on March 1, 2023, 298,000 PSUs vest on March 4, 2024 and 256,000 PSUs vest on March 23, 2025.

On March 3, 2022, PSUs granted in 2019 vested with a payout multiplier of 200% based on the Company's shareholder return, relative to the total shareholder return of the Company's peer group over the three year period and 535,000 PSUs were settled, on a net of tax basis, through the issuance of 664,170 common shares.

During the three months ended March 31, 2022, the Company recognized share-based compensation expense of $428 related to the PSUs (March 31, 2021 -$415).

Subsequent to March 31, 2022, an additional 60,000 PSUs were granted. These PSUs vest if certain pre-determined performance criteria related to the Terronera Project are achieved.

Deferred Share Units

The DSUs granted are vested immediately and are redeemable for shares at the time of a Director's retirement.

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
	Number of units	Number of units

Outstanding, beginning of year	-	-
Granted	98,313	-
Outstanding, end of period	98,313	-

There were 98,313 DSUs granted during the three months ended March 31, 2022 (March 31, 2021 - Nil) under the SUP. During the three months ended March 31, 2022, the Company recognized share-based compensation expense of $488 related to the DSUs (March 31, 2021 -$Nil).

(d) Deferred Share Units - Cash settled

The Company previously had a Deferred Share Unit ("DSU") plan whereby deferred share units were granted to independent directors of the Company in lieu of compensation in cash or share stock options. These DSUs vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new DSUs will be granted under this cash settled plan.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Expressed in Canadian dollars	Three months ended		Year ended
	March 31, 2022		December 31, 2021
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	1,348,765	$3.24	1,266,199	$3.00
Granted	-	-	82,566	$6.90
Redeemed	-	-	-	$0.00
Outstanding, end of period	1,348,765	$3.24	1,348,765	$3.24

Fair value at period end	1,348,765	$5.85	1,348,765	$5.35

During the three months ended March 31, 2022, the Company recognized an mark to market expense on director's compensation related to these DSUs, which is included in general and administrative salaries, wages and benefits, of $625 (March 31, 2021 -expense recovery $176) based on the change in the fair value of the DSUs granted in the prior years.  As of March 31, 2022, there are 1,348,765 cash settled deferred share units outstanding (December 31, 2021 - 1,348,765) with a fair market value of $6,307 (December 31, 2021 - $5,682) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Three months ended		Year ended
	March 31, 2022		December 31, 2021
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of year	113,670	$5.40	-	-
Granted	-	-	115,930	$5.40
Exercised	-	-	(2,260)	$5.34
Cancelled	(16,000)	$5.52	-	-
Outstanding, end of period	97,670	$5.38	113,670	$5.40

Exercisable at the end of the period	37,712	$5.38	40,912	$5.39

During the three months ended March 31, 2022, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $25 (March 31, 2021 - $Nil) based on the change in the fair value of the SARs granted in prior years.  As of March 31, 2022, there are 97,670 SARs outstanding (December 31, 2021 - 113,670) with a fair market value of $138 (December 31, 2021 - $113).

The SARs were valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SAR grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortized the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Three months ended
	March 31, 2022	March 31, 2021

Net earnings	$11,662	$12,249
Basic weighted average number of shares outstanding	171,557,220	159,670,842
Effect of dilutive securities:
Stock options	1,422,669	1,944,578
Equity settled deferred share units	98,313	-
Performance share units	1,360,000	2,127,000
Diluted weighted average number of share outstanding	174,438,202	163,742,420

Diluted earnings per share	$0.07	$0.07

As of March 31, 2022, there are 3,095,818 anti-dilutive stock options (March 31, 2021 - 2,327,122 stock options).

11. REVENUE

	Three months ended
	March 31,	March 31,
	2022	2021

Silver Sales (1)	$41,884	$16,935
Gold Sales (1)	16,510	18,158
Less: smelting and refining costs	(654)	(627)
Revenue	$57,740	$34,466

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three months ended
	March 31,	March 31,
Revenue by product	2022	2021

Concentrate sales	$14,461	$17,928
Provisional pricing adjustments	630	(755)
Total revenue from concentrate sales	15,091	17,173
Refined metal sales	42,649	17,293
Total revenue	$57,740	$34,466

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

12. EXPLORATION AND EVALUATION

	Three months ended
	March 31, 2022	March 31, 2021

Depreciation and depletion	$107	$79
Share-based compensation	94	161
Exploration salaries, wages and benefits	692	577
Direct exploration expenditures	791	1,559
Evaluation salaries, wages and benefits	621	281
Direct evaluation expenditures	911	1,473
	$3,216	$4,130

13. GENERAL AND ADMINISTRATIVE

	Three months ended
	March 31,	March 31,
	2022	2021
Depreciation and depletion	$48	$34
Share-based compensation	1,306	1,335
Salaries, wages and benefits	1,232	1,460
Directors' DSU mark to market expense (recovery)	625	(176)
Direct general and administrative	1,086	870
	$4,297	$3,523

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended
	March 31,	March 31,
	2022	2021

Net changes in non-cash working capital:
Accounts receivable	$(209)	$3,189
Income tax receivable	6	(3,545)
Inventories	2,294	(5,087)
Prepaid expenses	(407)	(793)
Accounts payable and accrued liabilities	763	(1,897)
Income taxes payable	(1,327)	(1,033)
	$1,120	$(9,166)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$(49)	$(3,619)
Fair value of performance share units allocated to share capital	$(806)	$-
Fair value of capital assets acquired under equipment loans	$2,878	$-

Other cash disbursements:
Income taxes paid	$353	$4,164
Special mining duty paid	$2,272	$1,331

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos, the El Compas mine which is on care and maintenance, one development project in Mexico, Terronera, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA.  Exploration projects that are in the local district surrounding a mine are included in the mine's segments.  Comparative period figures related to Terronera, previously reported as part of the exploration segment have been reclassified to conform with current period's presentation.  Comparative period figures related to the El Cubo mine, which was on care and maintenance from November 2019 until the sale of the mine and related assets in April 2021, previously reported as it own segment have been reclassified to the Corporate segment.

March 31, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total

Cash and cash equivalents	$104,862	$260	$35,438	$7,773	$2,210	$471	$151,014
Other Investments	17,928	-	-	-	-	-	$17,928
Accounts and other receivables	456	1	6,127	6,658	374	234	$13,382
Income tax receivable	27	1	72	69	2	-	$171
Inventories	121	-	16,902	7,742	198	48	$25,011
Prepaid expenses	1,504	257	1,198	305	6	2,272	$5,542
Non-current deposits	150	-	321	126	-	-	$597
Non-current IVA receivable	171	-	1,476	-	-	3,898	$5,545
Non-current income tax receivable	3,570	-	-	-	-	-	$3,570
Right-of-use leased assets	590	-	-	75	-	-	$665
Mineral property, plant and equipment	378	19,815	56,490	27,066	1,185	26,972	$131,906
Total assets	$129,757	$20,334	$118,024	$49,814	$3,975	$33,427	$355,331

Accounts payable and accrued liabilities	$12,092	$299	$14,700	$4,682	$45	$930	$32,748
Income taxes payable	-	-	2,127	774	-	-	$2,901
Loans payable	-	-	1,760	3,559	-	6,970	$12,289
Lease obligations	932	-	-	82	-	-	$1,014
Provision for reclamation and rehabilitation	-	-	4,080	3,320	154	-	$7,554
Deferred income tax liability	-	-	6,557	235	-	-	$6,792
Total liabilities	$13,024	$299	$29,224	$12,652	$199	$7,900	$63,298

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

December 31, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total

Cash and cash equivalents	$68,149	$144	$27,060	$4,234	$3,349	$367	$103,303
Other Investments	11,200	-	-	-	-	-	$11,200
Accounts and other receivables	812	-	6,706	6,633	308	3	$14,462
Income tax receivable	169	1	3	2	2	-	$177
Inventories	351	-	19,852	7,057	195	30	$27,485
Prepaid expenses	1,327	118	844	349	20	2,477	$5,135
Non-current deposits	150	-	321	128	-	-	$599
Non-current IVA receivable	164	-	1,434	-	-	2,658	$4,256
Deferred income tax asset	-	-	-	936	-	-	$936
Non-current Income tax receivable	3,570	-	-	-	-	-	$3,570
Intangible assets	2	1	15	17	2	3	$40
Right-of-use leased assets	564	-	100	-	-	-	$664
Mineral property, plant and equipment	373	18,963	54,234	27,371	2,005	19,251	122,197
Total assets	$86,831	$19,227	$110,569	$46,727	$5,881	$24,789	$294,024

Accounts payable and accrued liabilities	$10,121	$238	15,247	$4,667	$141	$1,577	$31,991
Income taxes payable	29	-	3,563	636	-	-	$4,228
Loans payable	43	-	2,005	4,048	-	4,398	$10,494
Lease obligations	896	-		105	-	-	$1,001
Provision for reclamation and rehabilitation	-	-	3,997	3,237	163	-	$7,397
Deferred income tax liability	-	-	1,271	235	-	-	1,506
Total liabilities	$11,089	$238	$26,083	$12,928	$304	$5,975	$56,617

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Three months ended March 31, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$37,627	$4,257	$-	$-	$41,884
Gold revenue	-	-	5,022	11,488	-	-	16,510
Less: smelting and refining costs	-	-	-	(654)	-	-	(654)
Total revenue	$-	$-	$42,649	$15,091	$-	$-	$57,740

Salaries, wages and benefits:
mining	$-	$-	$2,018	$1,952	$-	$-	$3,970
processing	-	-	908	554	-	-	1,462
administrative	-	-	1,406	900	-	-	2,306
stock based compensation	-	-	63	64	-	-	127
change in inventory	-	-	1,348	(37)	-	-	1,311
Total salaries, wages and benefits	-	-	5,743	3,433	-	-	9,176

Direct costs:
mining	-	-	6,049	3,129	-	-	9,178
processing	-	-	3,177	1,497	-	-	4,674
administrative	-	-	1,445	1,019	-	-	2,464
change in inventory	-	-	1,533	(177)	-	-	1,356
Total direct production costs	-	-	12,204	5,468	-	-	17,672

Depreciation and depletion:
depreciation and depletion	-	-	4,390	2,096	-	-	6,486
change in inventory	-	-	(480)	300	-	-	(180)
Total depreciation and depletion	-	-	3,910	2,396	-	-	6,306

Royalties	-	-	4,234	83	-	-	4,317

Total cost of sales	$-	$-	$26,091	$11,380	$-	$-	$37,471

Care and maintenance costs	-	-	-	-	190	-	190

Earnings (loss) before taxes	$2,036	$(1,684)	$16,558	$3,711	$(190)	$(1,532)	$18,899

Current income tax expense (recovery)	-	-	750	265	-	-	1,015
Deferred income tax expense (recovery)	-	-	5,286	936	-	-	6,222
Total income tax expense (recovery)	-	-	6,036	1,201	-	-	7,237

Net earnings (loss)	$2,036	$(1,684)	$10,522	$2,510	$(190)	$(1,532)	$11,662

The Exploration segment included $368 of costs incurred in Chile for the three months ended March 31, 2022 (March 31, 2021 - $498).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Three months ended March 31, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$13,829	$2,487	$619	$-	$16,935
Gold revenue	-	-	3,464	10,529	4,165	-	18,158
Less: smelting and refining costs	-	-	-	(489)	(138)	-	(627)
Total revenue	$-	$-	$17,293	$12,527	$4,646	$-	$34,466

Salaries, wages and benefits:
mining	$-	$-	$1,874	$1,164	$537	$-	$3,575
processing	-	-	611	372	234	-	1,217
administrative	-	-	991	670	299	-	1,960
stock based compensation	-	-	39	40	39	-	118
change in inventory	-	-	(1,675)	94	160	-	(1,421)
Total salaries, wages and benefits	-	-	1,840	2,340	1,269	-	5,449

Direct costs:
mining	-	-	6,228	2,528	1,107	-	9,863
processing	-	-	2,568	1,166	453	-	4,187
administrative	-	-	1,499	848	661	-	3,008
change in inventory	-	-	(4,036)	263	112	-	(3,661)
Total direct production costs	-	-	6,259	4,805	2,333	-	13,397

Depreciation and depletion:
depreciation and depletion	-	-	2,703	3,703	1,137	-	7,543
change in inventory	-	-	(1,110)	90	973	-	(47)
Total depreciation and depletion	-	-	1,593	3,793	2,110	-	7,496

Royalties	-	-	2,213	68	179	-	2,460
Write down of inventory to NRV	-	-	-	-	-	-	-

Total cost of sales	$-	$-	$11,905	$11,006	$5,891	$-	$28,802

Care and maintenance costs	521	-	-	-	-	-	1,042
Impairment (impairment reversal)	(16,791)	-	-	-	-	-	(33,582)

Earnings (loss) before taxes	$14,513	$(2,795)	$5,388	$1,521	$(1,245)	$(1,335)	$16,047

Current income tax expense (recovery)	-	-	358	253	60	-	671
Deferred income tax expense (recovery)	-	-	2,141	986	-	-	3,127
Total income tax expense (recovery)	-	-	2,499	1,239	60	-	3,798

Net earnings (loss)	$14,513	$(2,795)	$2,889	$282	$(1,305)	$(1,335)	$12,249

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

16. INCOME TAXES

(a) Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received an MXN 122.9 million ($6,200) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,100) in taxes, MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,100) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 14.1 million ($700) and inflationary charges of MXN 21.1 million ($1,100) have accumulated.

Included in the Company's consolidated financial statements are net assets of $595 held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of March 31, 2022, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected and the Company continues to assess MSCG's settlement options and has filed an appeal with the Supreme Court of Justice.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($600) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at March 31, 2022, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	151,014	151,014	151,014
Other Investments	17,928	-	17,928	17,928
Trade and other receivables	5,008	8,374	13,382	13,382
Total financial assets	22,936	159,388	182,324	182,324

Financial liabilities:
Accounts payable and accrued liabilities	6,445	26,303	32,748	32,748
Loans payable	-	12,289	12,289	12,289
Total financial liabilities	6,445	38,592	45,037	45,037

(b) Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments are comprised of marketable securities.  When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, $16,754 of these financial assets have been included in Level 1 of the fair value hierarchy.

Cash settled deferred share units are determined based on a market approach reflecting the Company's closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges and the fair value of the SARs liability is determined by using an option pricing model.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Level 3:

Included in other investments are share purchase warrants.  Fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model. As a result, $1,174 of these financial assets have been included in Level 3 of the fair value hierarchy.

Assets and liabilities as at March 31, 2022 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	17,928	16,754	-	1,174
Trade receivables	5,008	-	5,008	-
Total financial assets	22,936	16,754	5,008	1,174

Financial liabilities:
Deferred share units	6,307	6,307	-	-
Share appreciation rights	138	-	138	-
Total financial liabilities	6,445	6,307	138	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended March 31, 2022 and 2021
(unaudited- prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775 1-877-685-9775 Facsimile: (604) 685-9744 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Ricardo Campoy Bradford Cooke Daniel Dickson Amy Jacobsen Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS

Daniel Dickson - Chief Executive Officer

Donald Gray - Chief Operating Officer

Christine West - Chief Financial Officer

Nicholas Shakesby - Vice President, Operations

Luis Castro - Vice-President, Exploration

Dale Mah - Vice-President, Corporate Development

Galina Meleger - Vice-President, Investor Relations

Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor - 885 West Georgia Street Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 24